UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Term Loan Agreement

In connection with its pending acquisition of the global generics business and certain other assets of Allergan plc (the “Acquisition”) pursuant to the Master Purchase Agreement with Allergan, on November 16, 2015, Teva Pharmaceutical Industries Ltd. (“Teva”) and certain of its subsidiaries entered into a $5 billion term loan credit agreement (the “Term Loan Agreement”) with a syndicate of banks, arranged by Bank of America Merrill Lynch International Limited, Barclays Bank PLC, BNP Paribas Fortis S.A./N.V., Citibank, N.A., London Branch, Credit Suisse Securities (USA) LLC, HSBC Bank plc, Mizuho Bank, Ltd., Morgan Stanley Senior Funding, Inc., RBC Capital Markets and Sumitomo Mitsui Banking Corporation, as Bookrunners and Mandated Lead Arrangers, Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Bank of China (Luxembourg) S.A., Commerzbank AG, New York Branch, Intesa Sanpaolo S.P.A., Lloyds Bank plc, PNC Bank, National Association, The Toronto-Dominion Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Bank of Nova Scotia and Scotiabank Europe plc, as Mandated Lead Arrangers, Crédit Industriel et Commercial, London Branch and Crédit Industriel et Commercial, New York Branch, as Lead Arrangers, and Mizrahi Tefahot Bank Limited and DNB Capital LLC, as Arrangers, and Citibank, N.A., as administrative agent. The commitments under Teva’s existing $27 billion bridge loan credit agreement, dated as of September 25, 2015, have accordingly been reduced to $22 billion as a result of the entry into the Term Loan Agreement.

Teva intends to use funds borrowed under the Term Loan Agreement as a portion of the cash consideration for the Acquisition.

The Term Loan Agreement provides for two tranches of term loans. The first tranche of $2.5 billion has a maturity date of November 16, 2018, and will bear an interest rate of LIBOR plus a margin ranging from 1.000% to 1.375% based on Teva’s credit rating from time to time. The second tranche of $2.5 billion has a maturity date of November 16, 2020, and will bear an interest rate of LIBOR plus a margin ranging from 1.125% to 1.500% based on Teva’s credit rating from time to time. Principal installments of $250 million, $250 million, $500 million and $500 million under this second tranche will be due and payable on the first, second, third and fourth anniversaries, respectively, of the funding of the Term Loan Agreement, with the balance due at maturity.

Funding of the loans under the Term Loan Agreement is subject to conditions, including (i) the Acquisition being consummated substantially contemporaneously with the borrowing, (ii) since July 26, 2015, no effects having occurred that had, or would reasonably be expected to have, a Seller Material Adverse Effect (as defined in the Master Purchase Agreement), (iii) no change of control of Teva having occurred, (iv) unless Teva has issued equity in an amount equal to the Equity Bridge Commitments and the Equity Bridge Financing Arrangements (as such terms are defined in the Term Loan Agreement) have been cancelled at least ten consecutive business days prior to the funding date, Teva having an effective registration statement available for the issuance of equity, (v) the accuracy of certain specified representations and warranties set forth in the Master Purchase Agreement and (vi) other customary conditions.

Revolving Credit Agreement

In addition, on November 16, 2015, Teva and certain of its subsidiaries entered into a $4.5 billion senior unsecured revolving credit agreement (the “Revolving Credit Agreement”) with a syndicate of banks, arranged by Bank of America Merrill Lynch International Limited, Barclays Bank PLC, BNP Paribas, Citibank, N.A., London Branch, Credit Suisse Securities (USA) LLC, HSBC Bank plc, Mizuho Bank, Ltd., Morgan Stanley Senior Funding, Inc., RBC Capital Markets and Sumitomo Mitsui Banking Corporation, as Bookrunners and Mandated Lead Arrangers, Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Bank of China (Luxembourg) S.A., Commerzbank AG, New York Branch, Intesa Sanpaolo S.P.A., Lloyds Bank plc, PNC Bank, National Association, The Toronto-Dominion Bank, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Bank of Nova Scotia and Scotiabank Europe plc, as Mandated Lead Arrangers, and Crédit Industriel et Commercial, London Branch and Crédit Industriel et Commercial, New York Branch, as Lead Arrangers, and Citibank, N.A., as administrative agent.

Under the Revolving Credit Agreement, loans and letters of credit will be available from time to time for approximately five years from the signing date for Teva’s general corporate purposes, including permitted acquisitions; provided, that, prior to completion of the Acquisition, borrowings under the Revolving Credit Agreement will be capped at $3.0 billion. In connection with entry into the Revolving Credit Agreement, Teva’s existing $3.0 billion senior unsecured revolving credit agreement will be terminated, with any loans outstanding thereunder repaid using the proceeds of borrowings under the Revolving Credit Agreement.

Loans under the Revolving Credit Agreement will bear interest at LIBOR/EURIBOR plus a margin ranging from 1.000% to 1.375% based on Teva’s credit rating from time to time. Funding of the loans under the Revolving Credit Agreement is subject to customary drawdown conditions.

DCM Bridge Loan Credit Agreement Global Assignment and Assumption Agreement

On November 16, 2015, Teva also entered into a global assignment and assumption and amendment agreement, amending certain terms of its existing $27 billion bridge loan credit agreement, dated as of September 25, 2015.

The foregoing descriptions of the Term Loan Agreement, Revolving Credit Agreement and global assignment and assumption and amendment agreement do not purport to be complete and are qualified in their entirety by reference to the copies of such agreements, which are filed as Exhibit 99.1, 99.2 and 99.3 hereto, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Group EVP & CFO

Date: November 18, 2015

EXHIBITS

99.1	Term Loan Credit Agreement, dated as of November 16, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V., Teva Pharmaceutical Finance Netherlands III B.V., Citibank, N.A. and the lenders party thereto.

99.2	Senior Unsecured Revolving Credit Agreement, dated as of November 16, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Finance Services B.V., Teva Finance Services II B.V., Teva Pharmaceutical Finance Netherlands III B.V., Citibank, N.A. and the lenders party thereto.

99.3	Global Assignment and Assumption and Amendment Agreement, dated as of November 16, 2015, by and among Teva Pharmaceutical Industries Limited, Citibank, N.A. and the lenders party thereto.